[WILSON SONSINI GOODRICH AND ROSATI, P.C. LETTERHEAD]

October 24, 2006

Via EDGAR and Overnight Delivery

Don Hunt

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	Thermage, Inc.
Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-136501)

Dear Mr. Hunt:

On behalf of Thermage, Inc. (“Thermage” or the “Company”), filed herewith is Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration on Form S-1 (the “Registration Statement”). The Registration Statement has been amended to include pricing and share offering information and certain other changes to Amendment No. 2 to the Registration Statement.

We would very much appreciate the Staff’s prompt review of Amendment No. 3. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

David J. Saul